中信泰富有限公司

BY COURIER

RECEIVED

Exemption No. 82-5232

CITIC PACIFIC

Date : 19th September 2006 21 A 8:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporate Finance [redacted]
Office of International Corporate Fina
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

06017009

SUPPL

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since August 23, 2006 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

PROCESSED
SEP 25 2006
THOMSON
FINANCIAL

Alice Tso
Company Secretary

9/21

Encl.
AT/wy/LTR-2721

CITIC Pacific Ltd 32/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771 www.citicpacific.com

Exemption No. 82-5232

Annexure

CITIC Pacific Limited

List of Information that the Company since August 23, 2006 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Notification of Change of Secretary and Director (Appointment/Cessation)
   Date : August 25, 2006
   Entity Requiring Item : Hong Kong Companies Registry

2. Document : Consent to Act as Director or Alternate Director
   Date : August 25, 2006
   Entity Requiring Item : Hong Kong Companies Registry

3. Document : Announcement on Election of Language and Means of Receipt of Corporate Communication
   Date : September 4, 2006
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

4. Document : Instructions in relation to Election of Language and Means of Receipt of Future Corporate Communication and the reply slip
   Date : September 5, 2006
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

5. Document : Interim Report 2006
   Date : September 5, 2006 (distribution date)
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

6. Document : Monthly Return on Movement of Listed Equity Securities
   Date : September 6, 2006
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

公司註冊處
Companies Registry

秘書及董事更改通知書(委任／離任)
Notification of Change of Secretary and Director (Appointment／Cessation)

(公司條例第 158(4) 及 (4A) 條)
(Companies Ordinance s. 158(4) & (4A))

RECEIVED
A 8: 27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

表格 Form **D2A**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

2 更改詳情 Details of Change

A. 離任秘書／董事的資料 Particulars of Secretary／Director Ceasing to Act

(如涉及超過一名秘書／董事，請用續頁 A 填報 Use Continuation Sheet A if more than 1 secretary／director is involved).

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 7) 身份 Capacity: ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to

個人秘書／董事的姓名 Name of Individual Secretary／Director

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English

(註 Note 8) 身份證明 Identification

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number

或 OR

(註 Note 9) 法人團體秘書／董事的中文及英文名稱
Chinese and English Names of Corporate Secretary／Director

離任原因 Reason for Cessation: ☐ 辭職／其他 Resignation／Others ☐ 去世 Deceased

(註 Note 10) 離任日期 Date of Cessation

日 DD	月 MM	年 YYYY

(註 Note 11) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the Director／Alternate Director ceasing to act will continue to hold office as Alternate Director／Director in the Company after the date of cessation

☐ 是 Yes
☐ 否 No

(註 Note 5) **提交人的資料 Presentor's Reference**

姓名 Name: CITIC Pacific Limited 中信泰富有限公司
地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
電話 Tel: - 傳真 Fax: -
電郵地址 E-mail Address: -
檔號 Reference:

請勿填寫本欄 For Official Use

收件日期 RECEIVED
25 -08- 2006
CR 文件收發小組 Central Mail Unit

表格 Form **D2A**

公司編號 Company Number: **145656**

2 更改詳情 Details of Change (續上頁 cont'd)

B. 獲委任的個人秘書／董事的資料 Particulars of Individual Secretary／Director Appointed

(如委任超過一名個人秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 12) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to: -

中文姓名 Name in Chinese	常振明
英文姓名 Name in English	姓氏 Surname: Chang; 名字 Other Names: Zhenming
前用姓名 Previous Names	-
別名 Alias	-
(註 Note 13) 住址 Residential Address	Capital Mansion, 6 Xinyuannanlu, Chaoyang District, Beijing 100004; 國家 Country: China
(註 Note 14) 電郵地址 E-mail Address	-

(註 Note 15) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: -

b 海外護照 Overseas Passport: 簽發國家 Issuing Country: China; 號碼 Number: S.0374737

委任日期 Date of Appointment: 21 (日 DD) 08 (月 MM) 2006 (年 YYYY)

(註 Note 16) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes
☑ 否 No

表格 Form **D2A**

公司編號 Company Number

145656

2 更改詳情 Details of Change (續上頁 cont'd)

(註 Note 17) C. 獲委任的法人團體秘書／董事的資料 Particulars of Corporate Secretary／Director Appointed

(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)
(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 18) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

(註 Note 19) 中文名稱 Name in Chinese

(註 Note 19) 英文名稱 Name in English

(註 Note 20) 地址 Address | 國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

委任日期 Date of Appointment

日 DD / 月 MM / 年 YYYY

(註 Note 22) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes
☐ 否 No

本通知書包括 ______ 張續頁 A、 ______ 張續頁 B 及 ______ 張續頁 C。

This Notification includes 0 Continuation Sheet(s) A, 0 Continuation Sheet(s) B and 0 Continuation Sheet(s) C.

For and on behalf of
CITIC PACIFIC LIMITED
中信泰富有限公司

簽署 Signed :

姓名 Name : Alice Tso Mun Wai Secretary

~~董事 Director~~／秘書 Secretary *

日期 Date : 25th August, 2006

日 DD / 月 MM / 年 YYYY

**請刪去不適用者 Delete whichever does not apply*

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

CR
公司註冊處
Companies Registry

出任董事或候補董事職位同意書
Consent to Act as Director or Alternate Director

(公司條例第158(5)條)
(Companies Ordinance s. 158(5))

表格 Form **D3**

RECEIVED ... 21 A 8:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

重要事項 Important Note

- 請用黑色墨水列印。
  Please print in black ink.

公司編號 Company Number: 145656

公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

本人 I, Chang Zhenming 常振明 (請填報姓名 Please state full name) 同意出任上述公司的 consent to act as the above company's

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

[√] ~~執行董事~~，~~Executive~~ Director

[ ] 候補董事，Alternate Director — 代替 Alternate to:

(請填報獲代替行事的董事姓名或名稱 Please state full name of the principal director)

生效日期爲 with effect from 21 (日 DD) 08 (月 MM) 2006 (年 YYYY)，並確認本人已年滿十八歲。, and confirm that I have attained the age of 18 years.

簽署 Signed : [signature]

日期 Date : 21st August, 2006
日 DD / 月 MM / 年 YYYY

提交人的資料 Presentor's Reference

姓名 Name: CITIC Pacific Limited 中信泰富有限公司

地址 Address: 32nd Floor, CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

電話 Tel: -　　傳真 Fax: -

電郵地址 E-mail Address: -

檔號 Reference:

請勿填寫本欄 For Official Use

收件日期 RECEIVED
25-08-2006
CR 文件收發小組 Central Mail Unit

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 267)

ANNOUNCEMENT

Election of Language and Means of Receipt of Corporate Communication

In accordance with Rules 2.07A and 2.07B of the Listing Rules, CITIC Pacific Limited (the "Company") is making adequate arrangements to ascertain its Shareholders' wishes of receiving future Corporate Communication: (i) in printed form, either in English language or Chinese language only, or in both English language and Chinese language; or (ii) by electronic means through the Company's website.

INTRODUCTION

Pursuant to the applicable laws, rules and regulations and the Company's Articles of Association, the Company is permitted to send any document issued or to be issued by the Company for the information or action of its Shareholders (the "Corporate Communication") as defined in Rule 1.01 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") to its Shareholders either: (i) in printed form, either in English language or Chinese language only, or in both English language and Chinese language; or (ii) by electronic means through the Company's website, provided that the Company has made adequate arrangements to ascertain the wish of its Shareholders.

PROPOSED ARRANGEMENTS

The following arrangements have been or will be made by the Company in compliance with the requirements under Rules 2.07A and 2.07B of the Listing Rules:

1. The Company will send a letter on 5 September 2006 together with an instruction slip (the "Instruction Slip") and postage pre-paid envelope (together, the "First Letter"), prepared in English and Chinese, to its Shareholders to enable them to select to receive the Corporate Communication in the future: (i) in printed form, in either English or Chinese or both English and Chinese; or (ii) by electronic means through the Company's website. The First Letter will explain that if no reply is received from Shareholders by 5 October 2006, the following arrangements will apply, where applicable:

   (a) the printed Chinese language version of the Corporate Communication (including a summary financial report of the Company which complies with the requirements of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) ("Summary Financial Report") in place of the complete annual report and accounts of the Company ("Full Financial Report")) will be sent to all Hong Kong Shareholders who are natural

persons with a Chinese name;

(b) the printed English language version of the Corporate Communication (including a Summary Financial Report in place of the Full Financial Report) will be sent to all overseas Shareholders and all Hong Kong Shareholders other than natural persons with a Chinese name; and

(c) if the Company has previously received instructions from Shareholders that they have chosen to rely on the versions of Summary Financial Reports/Full Financial Reports and interim reports of the Company posted on the Company's website instead of being sent a printed copy of such documents, such instructions will continue to apply and the arrangements as set out in (a) and (b) above will only apply to the Corporate Communication other than Summary Financial Reports/Full Financial Reports and interim reports of the Company.

Whether a Shareholder of the Company is a Hong Kong or an overseas Shareholder will be determined by his or her or its address as appearing in the Company's register of members.

2. The Company will send the selected language version(s) of the Corporate Communication in printed form to those Shareholders who have made such a selection unless and until they notify the Company in writing that they wish to receive the Corporate Communication in printed form in the other (or both) language(s).

3. When each Corporate Communication in printed form is sent out according to the arrangements as set out in paragraphs 1 and 2 above, a letter together with a request slip and postage pre-paid envelope (together, the "Second Letter"), prepared in both English and Chinese, will be attached to or printed at some prominent place in the versions of the Corporate Communication sent out stating that the Corporate Communication prepared in the other language will be available upon request.

4. With respect to its Shareholders who choose to receive the Corporate Communication by electronic means, the Company will notify such Shareholders by email, according to the email addresses given in the Instruction Slip, as and when each Corporate Communication is published on the Company's website. If no email address is given, the Company will not expressly notify such Shareholders as and when each Corporate Communication is published but such Shareholders can access the Corporate Communication through the Company's website.

5. The Company will set out in each Corporate Communication the steps for notifying the Company of any change of Shareholders' choice of language and means of receipt of Corporate Communication, together with a statement that Shareholders may at any time make such change by reasonable notice in writing to the Company's share registrar and that if Shareholders who have chosen to receive the Corporate Communication using electronic means have difficulty in receiving or gaining access to the Corporate Communication, they will promptly upon request be sent the Corporate Communication in printed form free of charge.

6. The Corporate Communication in both English and Chinese, and in accessible format, will be available on the Company's website at www.citicpacific.com and a copy in electronic format of the Corporate Communication in both languages will be submitted to The Stock Exchange of Hong Kong Limited.

7. The Company is providing a dial-up hotline service (Tel: (852) 29801333) to enable its Shareholders to make enquiry of the Company's proposed arrangements set out above.

8. The First Letter and the Second Letter will mention that both languages of the Corporate Communication will be available on the Company's website and that the dial-up hotline has been provided as mentioned in paragraphs 6 and 7 above respectively.

By Order of the Board
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary

Hong Kong, 4 September 2006

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Norman Yuen Kee Tong, Vernon Francis Moore, Li Shilin, Carl Yung Ming Jie, Liu Jifu, Leslie Chang Li Hsien, Chau Chi Yin, Milton Law Ming To and Wang Ande; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

5 September 2006

Dear Shareholders,

INSTRUCTIONS IN RELATION TO ELECTION OF LANGUAGE AND MEANS OF RECEIPT OF FUTURE CORPORATE COMMUNICATION

The Company offers its shareholders the choice to receive:–

(i) a summary financial report of the Company ("Summary Financial Report") in place of the complete annual report and accounts of the Company ("Full Financial Report"). The Summary Financial Report contains all the information and particulars contained on the face of the balance sheet and profit and loss account of the Group, together with key information from the Full Financial Report. The Summary Financial Report only gives a summary of the information and particulars contained in the Full Financial Report from which it is derived; and/or

(ii) Corporate Communication in printed form, either in English language or Chinese language only, or in both English language and Chinese language; and/or

(iii) Corporate Communication by electronic means through the Company's website.

"Corporate Communication" includes any document issued or to be issued by the Company for your information or action, including but not limited to:–

(a) the directors' report, its annual accounts together with a copy of the auditors' report and, where applicable, its summary financial report;

(b) the interim report and, where applicable, summary interim report;

(c) a notice of meeting;

(d) a listing document;

(e) a circular; and

(f) a proxy form.

CITIC Pacific Ltd. 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong.
Tel: 2820 2111 Fax: 2877 2771 Email: contact@citicpacific.com Website: www.citicpacific.com

ACTION TO BE TAKEN

To make your election, you may send a notice of intent to the Company in the form of the enclosed instruction slip indicating whether you wish and agree to select one of the various options given to you in the instruction slip. Please tick the appropriate box and sign and return the instruction slip, in the envelope provided, to the Company's share registrar, Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong. If your registered address is within Hong Kong, the enclosed envelope will be postage prepaid and you will not need to affix a stamp when returning your instruction slip. Otherwise, please affix an appropriate stamp.

If we receive your instruction slip by 5 October 2006, your instructions will apply to all Corporate Communication to be sent to shareholders on or after 6 October 2006 until you inform the Company otherwise.

However, if we do not receive your instruction slip by 5 October 2006 and until you inform the Company otherwise in accordance with the applicable legislation and regulation, we will only send to you: (a) a printed Chinese version of all future Corporate Communication (including a Summary Financial Report in place of the Full Financial Report) if your address as shown in the Register of Members of the Company is in Hong Kong and you have a Chinese name; or (b) a printed English version of all future Corporate Communication (including a Summary Financial Report in place of the Full Financial Report) if your address as shown in the Register of Members of the Company is overseas, or if you are a corporate shareholder, or if you do not have a Chinese name, PROVIDED THAT if we have previously received instructions from you that you have chosen to rely on the versions of Summary Financial Reports/Full Financial Reports and interim reports of the Company posted on the Company's website instead of being sent a printed copy of such documents, such instructions will continue to apply and the foregoing arrangements as set out in (a) and (b) will only apply to the Corporate Communication other than Summary Financial Reports/Full Financial Reports and interim reports of the Company.

You have the right at any time by reasonable notice in writing to the Company's share registrar to change the choice of language and means of receipt of the Corporate Communication, and as to whether you wish to receive the Summary Financial Report or the Full Financial Report.

Please note that both the English and the Chinese versions of future Corporate Communication will be available (a) from the Company or its share registrar on request; and (b) on the Company's website at www.citicpacific.com.

If you have any queries relating to this letter, please call our hotline at (852) 2980 1333.

Yours faithfully,
For and on behalf of
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary

將予採取之行動

閣下作出選擇時，可以隨附指示回條通知本公司，表明　閣下之意願是否有意及同意選定指示回條所提供的多項選擇中的其中一項。請於適當空格內填上「✓」號，簽署並以所提供之信封，將指示回條寄回本公司之股份過戶登記處登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。倘　閣下之登記地址屬於香港境內，隨附信封之郵資已預付，　閣下於寄回指示回條時毋須貼上郵票；否則，請貼上適當的郵票。

倘本公司於二零零六年十月五日或之前收到　閣下之指示回條，　閣下之指示將應用於所有將於二零零六年十月六日或之後向股東寄發之公司通訊，直至　閣下另行通知本公司為止。

然而，倘本公司於二零零六年十月五日或之前未收到　閣下之指示回條，及根據適用法例及規則直至　閣下另行通知本公司為止，本公司僅會：(a)倘　閣下於本公司股東名冊內所登記的地址屬於香港境內，及　閣下具有中文姓名，則日後向　閣下寄發所有公司通訊中文版本之印刷本，包括財務摘要報告以代替詳細財務報告；或(b)倘　閣下於本公司股東名冊內所登記的地址屬於海外地方，或倘　閣下屬公司股東，或倘　閣下並無具有中文姓名，則日後向　閣下寄發所有公司通訊英文版本之印刷本，包括財務摘要報告以代替詳細財務報告。然而，倘本公司過往曾收到　閣下指示，表示　閣下選擇倚賴於本公司網站登載之本公司財務摘要報告／詳細財務報告及中期報告版本，而不選擇收取該等文件之印刷本，該等指示將繼續適用，而上文(a)及(b)項所載安排將僅適用於本公司財務摘要報告／詳細財務報告及中期報告以外之公司通訊。

閣下有權隨時向本公司之股份過戶登記處發出合理書面通知，更改選擇收取公司通訊之語言版本及方式，以及選擇收取財務摘要報告或詳細財務報告。

敬請垂注，日後公司通訊之中英文版本將(a)由本公司或其股份過戶登記處應要求寄發；及(b)於本公司網站www.citicpacific.com上可供查閱。

倘　閣下對本函件有任何疑問，請致電查詢熱線(852)2980 1333。

此致

列位股東　台照

代表
中信泰富有限公司
公司秘書
曹敏慧
謹啟

二零零六年九月五日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

敬啟者:

有關選擇收取日後公司通訊語言版本及方式之指示

本公司謹向其股東提供收取下列文件之選擇:

(i) 本公司財務摘要報告(「財務摘要報告」),以代替本公司完整年度報告及賬目(「詳細財務報告」)。財務摘要報告載有本集團資產負債表及損益表所載列之一切資料及詳情,以及詳細財務報告之主要資料。財務摘要報告僅載有摘錄自詳細財務報告之資料及詳情摘要;及/或

(ii) 僅以英文或中文,或中英文雙語印刷本形式之公司通訊;及/或

(iii) 透過本公司網站以電子形式之公司通訊。

「公司通訊」指任何已經或將會由本公司刊發,以供 閣下參考或採取行動之任何文件,包括但不限於:

(a) 董事會報告、其年度賬目連同核數師報告及(如適用)其財務摘要報告;

(b) 中期報告及(如適用)中期摘要報告;

(c) 會議通告;

(d) 上市文件;

(e) 通函;及

(f) 代表委任表格。

中信泰富有限公司 香港中環添美道一號中信大廈三十二樓

電話:2820 2111 圖文傳真:2877 2771 電子郵件:contact@citicpacific.com 網址:www.citicpacific.com

ELECTION OF LANGUAGE AND MEANS OF RECEIPT OF CORPORATE COMMUNICATION INSTRUCTION SLIP

To: CITIC Pacific Limited
c/o Tengis Limited
26th Floor, Tesbury Centre
28 Queen's Road East
Wanchai, Hong Kong

Please tick only one box of this instruction slip.

1. Printed Version

(a) ☐ I/We would like to receive the printed **English** version only of the Summary Financial Reports (in place of the Full Financial Reports) and other Corporate Communication; OR

(b) ☐ I/We would like to receive the printed **Chinese** version only of the Summary Financial Reports (in place of the Full Financial Reports) and other Corporate Communication; OR

(c) ☐ I/We would like to receive **both the printed English and the printed Chinese** versions of the Summary Financial Reports (in place of the Full Financial Reports) and other Corporate Communication; OR

(d) ☐ I/We would like to receive the printed **English** version only of the Full Financial Reports and other Corporate Communication; OR

(e) ☐ I/We would like to receive the printed **Chinese** version only of the Full Financial Reports and other Corporate Communication; OR

(f) ☐ I/We would like to receive **both the printed English and the printed Chinese** versions of the Full Financial Reports and other Corporate Communication; OR

2. Website Version

(g) ☐ I/We would like to rely on the Corporate Communication posted on the Company's website in lieu of printed versions and to receive email notification to my/our email address at ______________________ *(Note 5)* of the publication of the Corporate Communication on the Company's website.

Please note that:

1. *"Corporate Communication" includes any document issued or to be issued by the Company for your information or action, including but not limited to:–*

   (a) the directors' report, its annual accounts together with a copy of the auditors' report and, where applicable, its summary financial report;
   (b) the interim report and, where applicable, summary interim report;
   (c) a notice of meeting;
   (d) a listing document;
   (e) a circular; and
   (f) a proxy form.

   "Full Financial Report" means complete annual report and accounts of the Company.

   "Summary Financial Report" contains all the information and particulars contained on the face of the balance sheet and profit and loss account of the Group, together with key information from the Full Financial Report. The Summary Financial Report only gives a summary of the information and particulars contained in the Full Financial Report from which it is derived.

2. *The above instruction will apply to all Corporate Communication to be sent to our shareholders until you inform us otherwise.*

3. *Both the English and the Chinese versions of all Corporate Communication will be available from the Company or its share registrar on request.*

4. *If your shares are held in joint names, all joint holders OR the joint holder whose name stands first on our Register of Members should sign on this instruction slip in order to be valid.*

5. *If you do not provide your email address, you will NOT be notified as and when the Corporate Communication is published on the Company's website.*

6. *You have the right at any time by reasonable notice in writing to the Company's share registrar to change the choice of language and means of receipt of the Corporate Communication.*

7. *If you choose to rely on the version of the Corporate Communication posted on the Company's website in lieu of the printed versions, and for any reason you have difficulty in receiving or gaining access to the same, you will promptly upon request be sent the Corporate Communication in printed form free of charge.*

8. *If you have any queries relating to this form, please call our hotline at (852) 2980 1333.*

Name: ______________________________ Signature: ______________________

Contact telephone number: ________________ Date: ______________________

CITIC PACIFIC

Interim Report 2006

Financial Highlights

in HK$ million	**2006**	2005
	six months ended 30 June	
Profit Attributable to Shareholders	**3,440**	2,773
Major Businesses' Contribution		
Special Steel Manufacturing	**539**	420
Property	**1,803**	821
Power Generation	**(29)**	145
Aviation	**464**	499
Civil Infrastructure	**232**	180
Marketing & Distribution	**132**	128
Communications	**95**	92
Fair Value Change of Investment Properties	***647***	*700*
Cash Contributed from all Businesses	**8,393**	2,856

	as at 30 June	as at 31 December
Capital Employed	**59,799**	60,321
Shareholders' Funds	**41,621**	39,103
Net Debt	**13,889**	18,639
Available Loan Facilities	**18,427**	10,157

in HK$	six months ended 30 June	
Earnings per Share	**1.57**	1.26
Dividends per Share		
Regular	**0.30**	0.30
Special	**0.30**	–
Staff	**19,148**	15,728

Please refer to Definition of Terms on page 42

Business at a Glance

CITIC Pacific has unrivalled experience and expertise in operating businesses in China both on the mainland and in Hong Kong. With an international management and excellent standards of corporate governance, our focus is on special steel manufacturing, iron ore mining, property development in mainland China and other actively managed businesses.

Special Steel Manufacturing CITIC Pacific Special Steel, which operates through three steel groups in mainland China with total production capacity of six million tonnes annually, is a leader in the manufacturing of special steel used in bearings and gears among others.

Iron Ore CITIC Pacific owns the mining rights to one billion tonnes of magnetite iron ore with options to another five billion tonnes in the Pilbara region of Western Australia. The one billion tonnes of ore is capable of producing 12 million tonnes of product annually to supply mainland China and CITIC Pacific's steel groups in particular.

Property CITIC Pacific develops, manages and owns properties including Shanghai's CITIC Square and New Westgate Garden, and Hong Kong's CITIC Tower and DCH Commercial Centre. The focus of the property business is increasingly in mainland China.

Power Generation CITIC Pacific builds, owns and operates power plants in mainland China. Currently the Group has attributable capacity of 3,192MW.

Aviation CITIC Pacific is a key participant in the aviation sector through Cathay Pacific Airways and its future subsidiary Dragonair, air cargo provider HACTL and Air China Cargo.

Civil Infrastructure Either as owner or manager, CITIC Pacific is involved in all three of Hong Kong harbour crossings – vital facilities that connect Hong Kong Island to Kowloon.

Marketing and Distribution Through Dah Chong Hong and Sims Trading, the marketing and distribution business serves the people of Hong Kong and other parts of China by distributing an array of motor vehicles, consumer and food commodities, branded food and household products.

Communications CITIC Pacific focuses on providing value added services. CITIC Telecom 1616 and CPCNet provide IDD wholesale and data services, CITIC Guoan operates cable TV networks in mainland China and CTM is Macau's communications provider of choice.

Chairman's Letter to Shareholders

CITIC Pacific's net profit for the first six months of 2006 was HK$3,440 million, a 24% increase compared with the same period last year. The contribution from our special steel manufacturing business rose 28% compared with the same period a year ago due to continued strong demand for our products and the addition of Daye Special Steel. On the property front, sales and rentals increased the contribution from this business by 120%. In light of the satisfactory performance and the Group's strong cash position, the board has recommended paying a special dividend of HK$0.30 per share in addition to an interim dividend of HK$0.30 per share.

Much has been achieved in the first six months of 2006 in better positioning the Group for the future. As we increase our investments in mainland China, we are at the same time focusing on the core businesses we manage, divesting those that we do not, as well as those that do not provide satisfactory returns.

Special Steel Manufacturing

Driven by strong demand for our products from key industries such as auto, industrial machinery manufacturing, power generation and oil industries among others which are experiencing tremendous growth, our special steel business grew substantially in the first half of 2006 over the same period last year. The addition of Daye Special Steel is another factor. The price of our products also rebounded from the end of 2005 due to the increase in steel consumption in mainland China and the export market as well as our effort to produce a greater proportion of higher quality products. This not only mitigated the rise in the cost of raw materials in particular iron ore, but also led to increased profit margin.

The acquisition of Shijiazhuang Steel Mill is nearing completion. Steel making of the new production line in Jiangyin in cooperation with Sumitomo Metals is operating and is profitable. CITIC Pacific Special Steel, which brings *Jiangyin Xingcheng Special Steel, Xin Yegang, Daye Special Steel* and *Shijiazhuang Steel Mill* under one management, will surely reinforce our leadership in the manufacturing of special steel in China.

Iron Ore Mining

To provide mainland China in general and our special steel business in particular with a secure, stable and long-term supply of essential raw material, in March this year, CITIC Pacific acquired the mining rights to one billion tonnes of magnetite ore with options to another five billion tonnes in the Pilbara region of Western Australia. The development of the first one billion tonnes of ore reserve, capable of producing up to twelve million tonnes of product a year, received Australian government approval in July. Work on this is progressing well. The second one billion tonnes of reserve is now in the final testing and confirmation stage.

CP Mining Management Pty Ltd. has been incorporated in Australia to manage and coordinate the construction and operation of the project. Key personnel, including chief executive officer, financial controller and project director with extensive knowledge and experience in the mining industry have been recruited. They are working closely with consultants and main contractors on various aspects of the project including geological survey, planning for mining, beneficiation plant, pellet plant, desalination plant, power plant, transportation, port and other related works. A detailed development proposal will be presented at the end of August. CITIC Pacific's shareholding in the entire project is 50% and the other 50% will be held by other Chinese government designated steel groups to jointly develop the project. CITIC Pacific will assume a leading role in the management of the project.

Property

In Shanghai, Phase I of our *New Westgate Garden* was completed in June. Substantial progress was made in realizing a landmark development at the *Lu Jia Zui New Financial District* in Shanghai, the last significant site located in Pudong directly on the Huangpu River. A design for the first phase has been selected which will include a hotel and two office towers, and foundation work is expected to start as early as the end of this year. These buildings will become a feature of the Shanghai skyline by 2010. In June, the JV agreement with China State Shipbuilding Corporation on the third phase was formalized. The property development project on *Shenzhou Peninsula* in Hainan Province is progressing well. The master plan has received government approval and work has already begun on roads and bridges. A station at Shenzhou Peninsula has already been confirmed for the high speed railway to be built on the east coast of Hainan Island. This will be beneficial to the development of Shenzhou Peninsula. The Group's other property projects are also progressing well.

A strategic decision was made to sell our 50% passive interest in Festival Walk in Hong Kong to our partner. A profit of approximately HK$1.3 billion was recorded and cash of about HK$6 billion was received thus strengthening the Group's financial position for expansion in the mainland.

Power Generation

Electricity generated in the first six months of 2006 by all power plants in which CITIC Pacific has an interest totalled 39 billion kwh, an increase of 5% from the same period last year. Even with the increase in the cost of coal, our power plants performed better than the first half of last year. In July, CITIC Pacific decided to dispose of its entire 60% interests in the Jilin Power Station which had been incurring losses. With the disposal and the raising of on-grid tariffs by the government beginning July, we expect performance to be better in the second half of this year. *Ligang Power Station Phase III (2 x 600MW)* will begin operation at the end of this year. *Phase IV (2 x 600MW)* is progressing on schedule.

Aviation

CITIC Pacific has long been an advocate of greater co-operation between Cathay Pacific and Dragonair, the two Hong Kong airlines, in order to strengthen Hong Kong's position as the premier Asian hub. On 8 June, Air China, CNAC, Cathay Pacific, CITIC Pacific and Swire Pacific entered into an agreement to restructure the parties' shareholdings in Cathay and Dragonair. Dragonair will become a wholly owned subsidiary of Cathay Pacific, permitting Cathay Pacific to market a network including mainland China to strengthen its ability to compete in the world markets. CITIC Pacific's shareholding in Cathay will be reduced to 17.5% in the combined group. This transaction will result in the creation of one of the most powerful airline groups in the world, providing Cathay with greater access to mainland China and customers of all airlines greater convenience and better choices. It will also, when completed, allow CITIC Pacific to realize cash of approximately HK$5 billion for further developing our core businesses. A profit of approximately HK$2 billion will also be recorded.

The Future

As the growth of the mainland economy continues and the Hong Kong economy revives, we are optimistic that our Group's businesses will perform better in the second half of 2006. We are committed to focusing on our core businesses and will continue to seek investment opportunities therein. Our financial position remains strong.

On behalf of our directors, I would like to thank all the employees at CITIC Pacific for their hard work.

Larry Yung Chi Kin
Chairman
Hong Kong, 21 August 2006

Financial Review

Introduction

CITIC Pacific's 2006 Interim Report includes a letter from the Chairman to shareholders, the interim accounts and other information required by accounting standards, legislation, and the Hong Kong Stock Exchange. This Financial Review is designed to assist the reader in understanding the statutory information by discussing the contribution of each business segment, and the financial position of the company as a whole.

Pages 22 to 26 of the Interim Report contain the Consolidated Profit and Loss Account, Balance Sheet, Cash Flow Statement and Statement of Changes in Equity. Following these financial statements, on pages 27 to 31 of the Interim Report, are Notes that further explain certain figures presented in the statements.

On page 32 is the report of CITIC Pacific's auditor – PricewaterhouseCoopers – of their independent review of CITIC Pacific's interim accounts.

Basis of Accounting

CITIC Pacific prepares its financial statements in accordance with generally accepted accounting standards issued by the Hong Kong Institute of Certified Public Accountants which have been converged with International Financial Reporting Standards.

Profit Attributable to Shareholders

The net profit attributable to shareholders for the six months ended 30 June 2006 was HK$3,440 million, an increase of 24% compared with HK$2,773 million for the same period in 2005. The reasons for the increase in profit are described below.



HK$ million
2,084
3,835
1,148
3,534
3,989
2,773
3,440
six month results
01
02
03
04
05
6/05
6/06

Business Segments Contribution

The Contribution (Note) made by major business segments in the first six months of 2006, compared with the same period of 2005, were:

	actual		change
HK$ million	**1-6/2006**	1-6/2005	2006-2005
Special Steel Manufacturing	**539**	420	119
Property	**1,803**	821	982
Power Generation	**(29)**	145	(174)
Aviation	**464**	499	(35)
Civil Infrastructure	**232**	180	52
Marketing & Distribution	**132**	128	4
Communications	**95**	92	3
Fair Value change of Investment Properties	***647***	*700*	*(53)*

Note: Please refer to Definition of Terms on page 42

Compared with the contribution for the six months ended 30 June 2005:

- Special steel manufacturing: Contribution increased due to continuing improved performance of Jiangyin Steel Plant and Xin Yegang Steel Plant including the contribution from Daye Special Steel which was acquired in November 2005.
- Property: Excluding the revaluation surplus of investment properties in both periods, contribution increased by 120% mainly due to the profit from the sale of 50% interest in Festival Walk and profit recognised on completion of Shanghai Westgate Garden in 2006. In the first half of 2005, there were also profits from the sales of properties including a piece of land at Hung Shui Kui in the New Territories. Rental income remained strong and stable.
- Power Generation: Excluding the impairment loss on Jilin Power Station and a loss arising from the share reform of an A share subsidiary company of North United Power Group, contribution increased by 23%.
- Aviation: Due to the continued high fuel cost, despite 13% growth in revenue, the profit of Cathay Pacific was almost the same as the first half of 2005 but Dragonair recorded a loss.
- Civil Infrastructure: Contribution from both vehicular tunnels increased. Toll charges of Eastern Harbour Tunnel was increased since May 2005.
- Marketing & Distribution: The contribution from motor business improved where the PRC market remained the major contributor to the growth. The performance of non-motor businesses during the period was affected by the challenging market and project development costs.
- Communications: Profit of CITIC Telecom 1616 increased but the rise was offset by the costs of other developing businesses. Results of CTM and Guoan were stable.
- Fair value change of investment properties: Increase in fair value of investment properties as a result of a revaluation reflecting the current market condition.


HK$ million
2,000
1,500
1,000
500
0
Special Steel Manufacturing
Property
Power Generation
Aviation
Civil Infrastructure
Marketing & Distribution
Communications
Fair Value Change of Investment Properties
1-6/2006
1-6/2005

Pages 27 and 28 of the Interim Report contains business segment information for turnover and profit before net finance charges and taxation for consolidated activities, jointly controlled entities and associated companies.

Geographical Distribution

The contribution and assets between Hong Kong, mainland China and overseas is shown below based on the location of the base of each business's operations.


Contribution %
Assets at Book Value %
18
2
24
74
81
2005
2006
2
2
38
47
60
51
as at 31 December 2005
as at 30 June 2006
six months ended 30 June
Hong Kong
Mainland China
Overseas

Interest Expense

The Group's interest expense net of amount capitalised increased from HK$240 million to HK$347 million mainly due to the increase in the amount of borrowings and the increase in the weighted average cost of debt from 3.9% to 5.0%.

Taxation

Taxation increased from HK$248 million in 2005 to HK$328 million in 2006 mainly due to increased profit.

Shareholders' Returns

CITIC Pacific's primary objective is to increase shareholder value for which it has used earnings per share as a proxy. The Company expects its businesses to provide returns on investment over their lives that will provide shareholders with an adequate return on equity.

Earnings per Share

Earnings per Share was HK$1.57 for the first half of 2006, an increase of 24% compared with HK$1.26 for the same period in 2005. All the increases in Earnings per Share was attributable to the increase in profit as the number of shares outstanding in the two periods was substantially the same.


HK$
0.95
1.75
0.52
1.61
1.82
1.26
1.57
six month results
01
02
03
04
05
6/05
6/06

Shareholders' Funds per Share

Shareholders' Funds per share at 30 June 2006 was HK$19.0. The increase was mainly due to profit during the period.


HK$
18.6
19.1
17.3
16.8
17.8
19.0
01
02
03
04
05
6/06

Dividend per Share

An interim dividend of HK$0.3 per share and a special dividend of HK$0.3 is proposed for the first half of 2006.


HK$
0.20
0.60
0.80
0.30
0.70
1.00
2.00
0.30
0.70
1.00
0.30
0.80
1.10
0.30
0.80
1.10
0.30
0.30
0.60
01
02
03
04
05
6/06
Special Dividend
Final Dividend
Interim Dividend

Turnover

Special Steel Manufacturing turnover increased by 22% mainly due to turnover of Daye Special Steel which was acquired in November 2005.

The proceeds on disposal of 50% interest in Festival Walk amounted to approximately HK$6 billion.

Marketing & Distribution turnover increased by 16% mainly due to increased sales in mainland China particularly for the motor business.


HK$ billion
30
25
20
15
10
5
0
01
02
03
04
05
six month results
6/05
6/06
Special Steel Manufacturing
Property
Power Generation
Civil Infrastructure
Marketing & Distribution
Communications & Others
Sale of Businesses

Capital Expenditure

The property development projects in the Mainland are continuing and the first phase of New Westgate Garden was completed during the first half of 2006.

Further capital contribution was made to Zhengzhou during the period. The construction of new power generators by Ligang Power and Zhengzhou Power are on schedule.

An investment of 12% effective interest in Kunming CGE Water Suppy Co., Ltd. was made while capital expenditures were also incurred by various existing businesses.

Others includes the deposit paid for the acquisition of the right to mine a magnetite iron ore in Australia.

As at 30 June 2006, the Group's contracted capital commitment was approximately HK$10 billion, related mainly to PRC projects of Property, Special Steel Manufacturing including the acquisition of Shijiazhuang Steel Mill, and the acquisition of magnetite iron ore mining right in Australia.

HK$ million	**1-6/2006**	1-6/2005	1-12/2005
Special Steel Manufacturing	**163**	795	2,063
Property	**976**	807	2,526
Power Generation	**174**	615	1,518
Civil Infrastructure	**127**	8	225
Marketing & Distribution	**110**	89	200
Communications	**145**	42	134
Others	**156**	514	554

Group Liquidity and Capital Resources

General Policies

The Group's policy is to maintain a high degree of financial control and transparency. Financing and cash management activities are centralised at head office level to enhance risk management, control and the best utilisation of financial resources of the Group.

We aim to diversify our funding sources through utilisation of both banking and capital markets. To the extent it is possible, financing is arranged to match business characteristics and cash flows. Limited or non-recourse project finance is employed when it is available and appropriate.

Foreign Currency Exposure

CITIC Pacific conducts business mainly in Hong Kong and mainland China, therefore it is subject to the market risk of foreign exchange rates of the HK Dollar, US Dollar and Renminbi. To minimise currency exposure, non Hong Kong dollar assets are usually financed in the same currency as the asset or cash flow from it, either by borrowing or using foreign exchange contracts. Achieving this objective is not always possible due to limitation in financial markets and regulatory constraints, particularly on investment into mainland China as the Renminbi is currently not a free convertible currency. In addition, 'Registered Capital', which usually accounts for no less than 25% of the total

investment amount for projects in mainland China, is required to be paid in US or HK Dollars. As a result, CITIC Pacific has an increasing exposure to the Renminbi. As of 30 June 2006, around 47% (around HK$29 billion) of the Group's total assets were based in mainland China.

The underlying cash flow of the Group's businesses is mainly in HK dollars or in Renminbi. CITIC Pacific entered into forward contracts to minimise potential exposure to US dollar denominated debt principal and interest payments. As of 30 June 2006, such contracts outstanding amounted to US$532 million. CITIC Pacific also entered into a cross currency swap contract to hedge the JPY8.1 billion floating rate note issued in 2005 so as to limit foreign currency exposure. In addition, foreign exchange forward contracts were employed by our trading business to hedge currency fluctuations. As of 30 June 2006, such contracts outstanding amounted to HK$839 million.

Interest Rate Exposure

The Group aims to maintain a suitable mixture of fixed and floating rate borrowings in order to stabilise interest costs despite rate movements. Interest rate hedging ratio is determined after taking into consideration of the general market trend, the Group's cash flow pattern, interest coverage ratio and etc.

The Group uses interest rate swaps, forward rate agreements, interest rate option contracts and other instruments to hedge exposures or to modify the interest rate characteristics of its borrowings. As of 30 June 2006, CITIC Pacific had outstanding interest rate swap / option contracts with a notional amount of HK$10.3 billion. After the swaps, HK$6.1 billion or 33% of the Group's total borrowings were effectively paying fixed rate and the remaining were effectively paying floating rate of interest. The US Federal Reserve increased interest rate from 1% in June 2004 for 17 times consecutively to 5.25% as at end of June 2006. However, due to the Group's active interest hedging program, the overall weighted average all-in cost of debt (including fees and hedging costs) for the six months ended 30 June 2006 was maintained at around 5%, compared with 3.9% for the same period last year.

Employment of Derivative Products

The Group employs a combination of financial instruments, including derivative products, to manage its exposure to fluctuations in interest and currency rates. Derivative transactions are only used for interest rate and currency hedging purposes, speculative trading is prohibited. Counterparties' credit risks are carefully reviewed and in general, the Group only deals with financial institutions with investment grade credit rating. The amount of counterparties' lending exposure to the Group is also an important consideration as a means to control credit risk.

Following the adoption of HKAS32 and HKAS39 as described under 'Significant accounting policies', all derivatives are stated at fair market value. Certain derivative transactions, while the objective is for hedging purposes under the Group's risk management strategies, may not qualify for hedge accounting treatment under the specific rules of the new accounting standards. The changes in the fair value of such kind of derivative transactions are recognised in the profit and loss account. The fair market value of outstanding derivative transactions is calculated at least semi-annually based on the price quotations obtained from major financial institutions or the Group's own calculation where applicable.

Cash Flow

By design, majority of the Group's debt is raised at the holding company level (except for project based financing or arrangements limited by regulation). As such, the actual net amount of cash flow from each business to the Group is an important indicator as to the Group's ability to service its debts. During the period, the Group's cash flow remained strong. Following is a summary of the cash contributions by each business segment:

	for the six months ended 30 June	
HK$ million	**2006**	2005
Special Steel Manufacturing	**168**	143
Property	**7,317**	1,475
Power Generation	**116**	298
Aviation	**324**	534
Civil Infrastructure	**236**	169
Marketing & Distribution	**0**	93
Communications	**172**	140
Others	**60**	4
Total	**8,393**	2,856

The significant increase from property sector was mainly attributable to the disposal of Festival Walk (disposal proceeds approximately HK$6 billion) in March 2006. Civil Infrastructure sector also contributed higher cashflow thanks to the strong performance of tunnel operations. Cashflow from aviation sector dropped as higher cost of fuel affected the industry substantially. Cashflow from Power generation sector dropped as the 2005 final dividend declared by Ligang Power Station was retained for reinvestment. There was no cash contribution to the Group from Marketing & Distribution during the period as cash flow generated from operations was reinvested for new projects in the mainland.

Cash Flow from Operations


HK$ billion
15
10
5
0
six month results
01
02
03
04
05
6/05
6/06
Special Steel Manufacturing
Property
Power Generation
Aviation
Civil Infrastructure
Marketing & Distribution
Communications & Others
Sale of Businesses

Cash Flow per Share


HK$
2.4
4.6
1.1
3.5
4.0
2.8
1.2
1.7
0.1
1.6
2.1
0.1
2.0
six month results
1.3
3.9
2.8
1.1
01
02
03
04
05
6/05
6/06
Cash Flow per Share from the Sale of Businesses
Cash Flow per Share from regular operations

Summary of Consolidated Cash Flow Statement

	for the six months ended 30 June	
HK$ million	**2006**	2005
Net Cash generated from		
consolidated activities	**1,186**	851
jointly controlled entities	**133**	200
associated companies	**613**	1,017
other financial assets	**9**	102
Sale of business interests and marketable securities	**7,016**	487
Capital expenditure and investment in new businesses	**(1,790)**	(2,668)
Tax	**(97)**	(87)
Net interest paid	**(387)**	(263)
	6,683	(361)
Dividends paid	**(1,755)**	(1,754)
(Decrease) / Increase in borrowings	**(3,233)**	2,310
Repurchase of shares	**(35)**	–
Share options exercised	**23**	12
	(5,000)	568
Increase in cash and cash equivalents	**1,683**	207

Group Debt and Liquidity

The financial position of the Group as at 30 June 2006, as compared to 31 December 2005 and 30 June 2005, is summarised as follows:

HK$ million equivalent	**30 June 2006**	31 December 2005	30 June 2005
Total debt	**18,178**	21,218	17,129
Cash and bank deposits	**4,289**	2,579	2,622
Net debt	**13,889**	18,639	14,507
Leverage (Net debt to Total capital)	**25%**	32%	28%

Total Debt

Total debt decreased mainly due to the proceeds from disposal of Festival Walk of approximately HK$6 billion. As at 30 June 2006, total debt including outstanding short term loans that will mature to the end of 2006 amounted to HK$1 billion or 5% of the total debt. On the other hand, the Group had deposits with banks of HK$4.3 billion on that date, exceeding the loans due for repayment in second half of 2006.


HK$ billion
25
20
15
10
5
0
01
02
03
04
05
six month results
6/05
6/06
After fifth year
In the third to fifth year inclusive
In the second year
In the first year

The original denomination of the Group's borrowings as well as cash and deposit balances by currencies as of 30 June 2006 is summarised as follows: ·

	denomination					
HK$ million equivalent	HK$	US$	Renminbi	Yen	other	total
Total debt	10,029	3,690	3,238	1,063	158	18,178
Cash and bank deposits	153	1,997	1,921	95	123	4,289
Net debt	9,876	1,693	1,317	968	35	13,889

Various derivative instruments are employed to minimise foreign exchange exposure. Details see descriptions under 'Foreign Currency Exposure'.

Maturity Profile of Outstanding Debt

The Group actively manages and extends its debt maturity profile to ensure that the Group's maturing debt each year will not exceed the anticipated cash flow and the Group's ability to refinance the debt in that year.

HK$ million	2006	2007	2008	2009	2010	2011 and beyond	total	percentage
Parent Company	15	27	208	3,203	3,644	6,714 [1]	13,811	76%
Subsidiaries	937	1,772	1,210	408	40	0	4,367	24%
Total Maturing Debt	952	1,799	1,418	3,611	3,684	6,714	18,178	100%
Percentage	5%	10%	8%	20%	20%	37%	100%	
Available Facilities [2]	0	78	1,292	921	550	13,584	16,425	

1. *Including a US$450 million global bond due in 2011 and a JPY8.1 billion floating rate note due in 2035 which were issued by wholly owned special purposes vehicles.*

2. *The maturity years of the relevant committed facilities are shown for reference.*

Available Sources of Financing

In addition to cash and deposits balance of HK$4.3 billion as of 30 June 2006, the Group had undrawn available facilities totaling HK$18.4 billion, of which HK$16.4 billion was in committed long term loans and HK$2.0 billion of money market lines. Besides, available trade facilities amounted to HK$2.3 billion. Borrowings by sources of financing as of 30 June 2006 is summarised as follows:

HK$ million	total facilities	outstandings	available facilities
Committed Facilities			
Bank Loans	29,621	13,196	16,425
Global Bonds	3,510	3,510	0
Private Placement	404	404	0
Total Committed	33,535	17,110	16,425
Uncommitted Facilities			
Money Market Lines and Short Term Facilities	3,051	1,049	2,002
Trade Facilities	2,765	448	2,317

In addition, the Company has signed cooperative agreements with major PRC banks. The purpose of these cooperative agreements is to facilitate our funding requirement for new investments in PRC. Because of specific legal regulations in PRC, the utilisation of these facilities is subject to certain conditions (e.g. proper approval of the underlying project and the loan arrangements must fulfill relevant PBOC regulations and guidelines). As at 30 June 2006, the aggregate credit limit granted for such facilities was RMB23 billion, of which approximately RMB8 billion remained available.

New Financing Activities

During the period, CITIC Pacific successfully completed a HK$7.2 billion syndicated loan facility. In addition, 1.8 billion committed bilateral loan facilities were newly established, renewed or extended. In August, the Company established 2 cooperative agreements with major PRC banks. Substantial amount of credit limit have been established to further support the Group's expansion strategy in the mainland.

Financial Position at a Glance

The charts below show the type, interest rate, maturity and currency profiles of borrowings of the Group as at 30 June 2006:

1. Available Facilities by Type


Total HK$20.7 billion
79%
10%
11%
Term Loan
Money Market
Trade

2. Outstanding Debt by Type


Total HK$18.2 billion
73%
22%
5%
Term Loan
Bond
Money Market

3. Outstanding Debt by Currency


55%
20%
18%
7%
HKD
USD
RMB
Other Currency

4. Outstanding Debt by Maturity


5%
10%
48%
37%
2006
2007
2008 to 2010
2011& Beyond

5. Interest Rate Base


HKD
45%
55%
USD
38%
62%
All Currencies
33%
67%
Fixed
Floating

Debt / Cash in Jointly Controlled Entities and Associated Companies

For accounting purposes, some of the Group's businesses are classified as jointly controlled entities and associated companies. The following table shows the debt / cash position of jointly controlled entities and associated companies by business sector as of 30 June 2006 which, under Hong Kong generally accepted accounting standards, are not consolidated into the Group's accounts.

Business Sector *HK$ million*	total net debt/ (cash)	proportion of net debt/(cash) attributable to CITIC Pacific	amount of debt guaranteed by CITIC Pacific or its subsidiaries
Special Steel Manufacturing	(2)	(1)	
Property	(253)	(111)	
Power Generation	35,142	9,169	606
Aviation	14,537	3,235	
Civil Infrastructure	2,043	729	
Marketing & Distribution	1,138	500	
Communications	1,796	1,039	
Others	841	434	
Total	55,242	14,994	606

Except for the guarantee related to Jilin Power Station as described under Financial Guarantees below, the debt amount shown in the above table were arranged by jointly controlled entities and associated companies without recourse to their shareholders. Certain Group's investments, such as Discovery Bay, are 100% financed by their shareholders and do not have any external borrowings.

Financial Guarantees and Pledged Assets

In a limited number of cases, financial guarantees were given by CITIC Pacific or its subsidiaries for loan facilities which were not included in the consolidated borrowings. As of 30 June 2006, CITIC Pacific provided guarantees to support its share of loan facilities totaling RMB624 million at Jilin Power Station. In late July 2006, CITIC Pacific entered into an agreement to dispose its entire 60% shareholding in Jilin Power Station, and the guarantee will be released upon completion of the disposal.

CITIC Pacific has provided a guarantee to support loan facilities of RMB400 million to Shijiazhuang Iron & Steel Co. Ltd. ('Shijiazhuang Steel') prior to the completion of the acquisition. The release of this guarantee is being arranged.

As at 30 June 2006, subsidiaries' assets of HK$692 million (31 December 2005: HK$585 million) were pledged to secure banking facilities, these arrangements mainly related to Daye Special Steel Co., Ltd. and Dah Chong Hong's business overseas.

Contingent Liabilities

As at 30 June 2006, the Group's contingent liabilities had not changed significantly from the last year end.

Analysis on the Group's Financial Obligations

category	description	30 June 2006 *HK$ million*	31 December 2005 *HK$ million*
Borrowings of Holding Company	Include bond and notes issued by wholly owned special purposes vehicles.	13,811	16,813
Borrowings of Subsidiaries	Mainly related to the RMB borrowings of steel subsidiaries and Dah Chong Hong. According to PRC regulations, RMB borrowings must be raised at the operating subsidiary level.	4,367	4,405
Borrowings of Jointly Controlled Entities and Associated Companies	Share of net debt of jointly controlled entities and associated companies. Except for the debt of Jilin Power Station mentioned above, all the debts are non-recourse to the Company and its subsidiaries.	14,994	14,131

Leverage

Net debt divided by total capital was 25% at 30 June 2006 compared with 32% at the end of 2005.


HK$ billion
60
50
40
30
20
10
0
20%
14%
12%
25%
32%
25%
01
02
03
04
05
6/06
Total Capital
Net Debt / Total Capital %
Net Debt

Interest Cover

EBITDA divided by interest expense for the six months ended 30 June 2006 was 14 compared to 11 in 2005, due to the 23% increase in EBITDA and a 45% increase of interest expenses.



HK$ billion
7
6
5
4
3
2
1
0
01
02
03
04
05
6/06
6x
12x
8x
15x
11x
14x
EBITDA
EBITDA/Interest Expense (x = times)
Interest Expense

Loan Covenants

Over the years, CITIC Pacific has developed a set of standard loan covenants to facilitate the management of its loan portfolio and debt compliance. The financial covenants are generally limited to three major categories, namely, a minimum net worth undertaking, a maximum ratio of total borrowings to net worth and a limit on the amount of pledged assets as a percentage of the Group's total assets. CITIC Pacific has been in compliance with all of its loan covenants.

	covenant limits	for the six months ended 30 June 2006
Minimum Consolidated Net Worth:		
Consolidated Net Worth	≥ HK$25 billion	HK$44.1 billion
Gearing:		
Consolidated Borrowing / Consolidated Net Worth	≤ 1.5	0.43
Negative Pledge:		
Pledged Assets / Consolidated Total Assets	≤ 30%	1%

For the purpose of the above covenant limits, as defined in the relevant borrowing agreements:

'Consolidated Net Worth' means the aggregate of shareholders' funds and goodwill from acquisitions and developments having been written off against reserves or profit and loss account.

'Consolidated Borrowing' means the aggregate of all consolidated indebtedness for borrowed money and all contingent obligations in respect of indebtedness for borrowed money other than aforesaid consolidated indebtedness for borrowed money.

Credit Ratings

Moody's and Standard & Poor's downgraded CITIC Pacific's credit rating during the period. The current long term credit ratings of the Company are Ba1 by Moody's Investor Service and BB+ by Standard & Poor's. For both ratings, the credit outlook is stable. The main rationale for the change in ratings, as stated in their press release, was based on the agencies' perception that the business focus of CITIC Pacific has shifted towards the mainland market where they believe subject to higher risk, and also concerned about the Group's moving forward more volatile business areas such as specialty steel, property development and the new mining project. CITIC Pacific believes, however, that the change in business strategy, particularly the increased business focus in the fast growing mainland market, is necessary.

The Group's new investments, which focus mainly in the areas where CITIC Pacific has greatest expertise, are expected to contribute significantly in both profit and cash flow to the Group in the coming years. The Group's objective is to maintain its financial discipline when expanding its businesses.

Forward Looking Statements

This Interim Report contains certain forward looking statements with respect to the financial condition, results of operations and business of the Group. These forward looking statements represent the Company's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.

Forward looking statements involve inherent risks and uncertainties. Readers should be cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward looking statement.

Human Resources

As at the end of June 2006, the Group employed 19,148 staff in its headquarters in Hong Kong and its principal subsidiaries and joint venture companies. Mainland China and Hong Kong have the largest number of employees of 15,013 and 3,885 each respectively. Another 250 are employed in subsidiaries in Japan, Singapore and Canada. Key personnel, including chief executive officer, financial controller and project director with extensive knowledge and experience in the mining industry have been recruited.

The revival of the Hong Kong economy continued in the first half of 2006 which led to an increased demand for talent in the employment market. To ensure that overall compensation is internally equitable, in line with local norms, and in support of the business strategy, the Group proactively conducts review on the cash compensation and benefits programs provided for its employees. No major amendment was made to the human resources management policy or procedures in the last 6 months as the Group's practices remain largely compatible with major employers in the territories it operates. In line with established policy, some interim salary adjustment on a selective basis was made to match market changes.

CITIC Pacific actively promotes a culture of open communication in which staff can express concerns to and share ideas with the management. The Group is also committed to providing a healthy environment conducive to each individual's development. Employees are encouraged to improve themselves through further studies supported by the Group's financial sponsorship. In-house training for different levels of employees is organised on a regular basis to provide product knowledge and skill training. Moreover, with the growing cross-border activities between Hong Kong and mainland China, the Group continues to strengthen business integration, knowledge sharing and skill transfer between staffs in these two areas.

CITIC Pacific fully supports investing in the training and development of our future generation of staff. The Group has put in place various management trainee and apprentice training programs. It also participates in the Education and Manpower Bureau's School-Business Partnership Program for secondary school students and supports local universities by providing internship opportunities in the mainland China operations.

CITIC Pacific and its staff continue to support charitable work and the promotion of education, environmental protection, sports, culture and the arts through sponsoring and participating in related activities.

Consolidated Profit and Loss Account

for the six months ended 30 June – unaudited

in HK$ million	note	**2006**	2005
Turnover	2	**22,881**	13,637
Cost of Sales		**(18,507)**	(10,846)
Distribution and Selling Expenses		**(451)**	(374)
Other Operating Expenses		**(1,351)**	(1,008)
Change in Fair Value of Investment Properties		**422**	561
Profit from Consolidated Activities	3	**2,994**	1,970
Share of Results of			
Jointly Controlled Entities		**302**	161
Associated Companies		**988**	1,142
Finance Charges		**(404)**	(124)
Finance Income		**89**	32
Net Finance Charges	4	**(315)**	(92)
Profit before Taxation		**3,969**	3,181
Taxation	5	**(328)**	(248)
Profit for the Period		**3,641**	2,933
Attributable to:			
Shareholders of the Company		**3,440**	2,773
Minority Interests		**201**	160
		3,641	2,933
Dividends			
Dividends Proposed	6	**(1,316)**	(658)
Earnings per Share for Profit attributable to Shareholders of the Company during the Period (HK$)	7		
Basic		**1.57**	1.26
Diluted		**1.57**	1.26
Dividends per Share (HK$)			
Interim		**0.30**	0.30
Special		**0.30**	–

Consolidated Balance Sheet

in HK$ million	note	**unaudited 30 June 2006**	audited 31 December 2005
Non-Current Assets			
Property, plant and equipment		**9,997**	10,063
Investment properties		**9,411**	8,645
Properties under development		**1,231**	1,849
Leasehold land		**1,658**	1,618
Jointly controlled entities		**11,786**	10,583
Associated companies		**19,108**	23,300
Other financial assets		**1,071**	929
Goodwill		**606**	603
Deferred tax assets		**123**	158
Derivative financial instruments		**205**	168
		55,196	57,916
Current Assets			
Properties held for sale		**629**	1,055
Inventories		**3,409**	3,427
Debtors, accounts receivable, deposits and prepayments	8	**6,819**	5,691
Cash and bank deposits		**4,289**	2,579
		15,146	12,752
Current Liabilities			
Bank loans, other loans and overdrafts			
Secured		**322**	183
Unsecured		**944**	2,223
Creditors, accounts payable, deposits and accruals	8	**7,049**	6,628
Provision for taxation		**311**	199
		8,626	9,233
Net Current Assets		**6,520**	3,519
Total Assets Less Current Liabilities		**61,716**	61,435
Non-Current Liabilities			
Long term borrowings		**16,912**	18,812
Deferred tax liabilities		**1,411**	1,387
Derivative financial instruments		**103**	40
		18,426	20,239
Net Assets		**43,290**	41,196
EQUITY			
Share capital		**877**	877
Reserves		**39,428**	36,472
Proposed dividend		**1,316**	1,754
Equity attributable to Shareholders of the Company		**41,621**	39,103
Minority Interests		**1,669**	2,093
Total Equity		**43,290**	41,196

Consolidated Cash Flow Statement

for the six months ended 30 June – unaudited

in HK$ million	**2006**	2005
Cash Flows from Consolidated Activities		
Profit from Consolidated Activities after Net Finance Charges	**2,679**	1,878
Net finance charges	**258**	226
Income from other financial assets	**(9)**	(99)
Depreciation	**441**	358
Amortisation of leasehold land	**27**	22
Impairment losses on other financial assets	**1**	22
Profit on disposal of other financial assets	**(3)**	–
Provision for loan to associate	**2**	–
Impairment losses of jointly controlled entities	**151**	–
Impairment losses of property, plant and equipment	**3**	–
Profit on disposal of property, plant and equipment	**(13)**	(10)
Change in fair value of investment properties	**(422)**	(561)
Profit on disposal of subsidiary companies	**(1,262)**	(360)
Loss on disposal of jointly controlled entities	**–**	4
Operating Profit before Working Capital Changes	**1,853**	1,480
Decrease / (increase) in inventories	**19**	(156)
Increase in debtors, accounts receivable, deposits and prepayments	**(824)**	(299)
Increase / (decrease) in creditors, accounts payable, deposits and accruals	**150**	(197)
Effect of foreign exchange rates	**(12)**	23
Cash Generated from Consolidated Activities	**1,186**	851
Interest received	**91**	23
Interest paid	**(478)**	(286)
Income taxes paid	**(97)**	(87)
Net Cash from Consolidated Activities	**702**	501

in HK$ million	**2006**	2005
Cash Flows from Investing Activities		
Purchase of subsidiary companies	**(19)**	(87)
Purchase of additional interests in a subsidiary company	**(35)**	(3)
Purchase of property, plant and equipment	**(643)**	(1,188)
Investment in jointly controlled entities	**(1,164)**	(471)
Investment in associated companies	**(1)**	(595)
Proceeds on disposal of property, plant and equipment	**72**	68
Proceeds on disposal of other financial assets	**46**	–
Proceeds on disposal of jointly controlled entities	**–**	5
Proceeds on disposal of subsidiary companies	**6,970**	482
(Increase) / decrease in loans to jointly controlled entities	**(5)**	195
Increase in other financial assets	**–**	(392)
Decrease in loans to associated companies	**240**	219
Dividend income from associated companies	**373**	798
Dividend income from jointly controlled entities	**138**	5
Income from other financial assets	**9**	102
Net Cash from / (used in) Investing Activities	**5,981**	(862)
Cash Flows from Financing Activities		
Repurchase of shares	**(35)**	–
Issue of shares	**23**	12
New borrowings	**3,989**	2,884
Repayment of loans	**(7,101)**	(481)
Decrease in minority interests	**(121)**	(93)
Dividend paid	**(1,755)**	(1,754)
Net Cash (used in) / from Financing Activities	**(5,000)**	568
Net Increase in Cash and Cash Equivalents	**1,683**	207
Cash and Cash Equivalents at 1 January	**2,524**	2,381
Effect of Foreign Exchange Rate Changes	**31**	(6)
Cash and Cash Equivalents at 30 June	**4,238**	2,582
Analysis of the Balance of Cash and Cash Equivalents		
Cash and bank deposits	**4,289**	2,622
Bank overdrafts	**(51)**	(40)
	4,238	2,582

Consolidated Statement of Changes in Equity

for the six months ended 30 June – unaudited

in HK$ million	**2006**	2005
At 1 January	**41,196**	38,626
Share of Reserves of Associated Companies		
Fair value gain / (loss) on other financial assets	**213**	(32)
(Loss) / gain on cash flow hedge of financial instruments	**(53)**	251
Share of Reserve of Jointly Controlled Entities		
Gain on cash flow hedge of financial instruments	**4**	29
Gain on Cash Flow Hedge of Financial Instruments	**50**	93
Fair Value Gain / (Loss) on Other Financial Assets	**304**	(115)
Exchange Translation Differences	**265**	(4)
Net Gain Not Recognised in the Consolidated Profit and Loss Account	**783**	222
Profit for the Period	**3,641**	2,933
Dividend to Shareholders of the Company	**(1,755)**	(1,754)
Minority Interests (Note)	**(625)**	(145)
Share Options Granted	**62**	–
Repurchase of Shares	**(35)**	–
Share Options Exercised		
Premium received	**23**	12
At 30 June	**43,290**	39,894

Note:

Pursuant to Daye Special Steel Co. Ltd. ('Daye')'s share reform plan approved by its minority shareholders on 12 January 2006 ('Share Reform Plan'), put options were granted by Hubei Xin Yegang Co. Ltd. ('Xin Yegang') to the minority shareholders of Daye to sell Daye's shares. Both Daye and Xin Yegang are subsidiaries of the Company.

The present value of Xin Yegang's commitment in respect of the put options amounted to HK$585 million on the grant date was initially recognised as a financial liability reclassified from minority interest.

Details of the Share Reform Plan are set out in the Company's circular to shareholders dated 22 December 2005.

1 Significant Accounting Policies

These condensed unaudited consolidated interim accounts ('the Accounts') are prepared in accordance with Hong Kong Accounting Standard ('HKAS') 34 'Interim Financial Reporting' issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 to the Listing Rules of The Stock Exchange of Hong Kong Limited.

The accounting policies used in preparation of the Accounts are consistent with those adopted in the annual accounts for the year ended 31 December 2005 with the addition of certain new standards and amendments of Hong Kong Financial Reporting Standards ('HKFRS') issued and became effective during the period ended 30 June 2006.

The adoption of such standards or amendments does not result in substantial changes to the Group's accounting policies and has no significant effect on the results reported for the first half of 2006.

2 Turnover and Segment Information

An analysis of the Group's turnover and profit from consolidated activities before net finance charges and share of results of jointly controlled entities and associated companies by principal activities are as follows:

six months ended 30 June **2006** *in HK$ million*	turnover	profit from consolidated activities	share of results of jointly controlled entities	share of results of associated companies	group total	segment allocations	segment profit
By principal activities							
Special Steel Manufacturing	**7,665**	**790**	**–**	**–**	**790**	**–**	**790**
Property	**7,996**	**1,690**	**–**	**237**	**1,927**	**42**	**1,969**
Power Generation	**2**	**(150)**	**163**	**(41)**	**(28)**	**–**	**(28)**
Aviation	**–**	**–**	**3**	**453**	**456**	**–**	**456**
Civil Infrastructure	**351**	**253**	**56**	**28**	**337**	**–**	**337**
Marketing & Distribution	**6,032**	**211**	**20**	**(7)**	**224**	**(42)**	**182**
Communications	**786**	**46**	**19**	**51**	**116**	**–**	**116**
Others	**49**	**5**	**41**	**–**	**46**	**–**	**46**
Fair Value Change of Investment Properties	**–**	**422**	**–**	**267**	**689**	**–**	**689**
Less: General and Administration Expenses	**–**	**(273)**	**–**	**–**	**(273)**	**–**	**(273)**
	22,881	**2,994**	**302**	**988**	**4,284**	**–**	**4,284**
Net Finance Charges							**(315)**
Taxation							**(328)**
Profit for the Period							**3,641**

2 Turnover and Segment Information *continued*

six months ended 30 June 2005 *in HK$ million*	turnover	profit from consolidated activities	share of results of jointly controlled entities	share of results of associated companies	group total	segment allocations	segment profit
By principal activities							
Special Steel Manufacturing	6,286	584	(39)	–	545	–	545
Property	1,150	547	–	308	855	39	894
Power Generation	99	79	76	(13)	142	–	142
Aviation	–	–	12	484	496	–	496
Civil Infrastructure	282	181	50	25	256	–	256
Marketing & Distribution	5,212	192	15	1	208	(39)	169
Communications	608	9	31	52	92	–	92
Others	–	–	16	–	16	–	16
Fair Value Change of Investment Properties	–	561	–	285	846	–	846
Less: General and Administration Expenses	–	(183)	–	–	(183)	–	(183)
	13,637	1,970	161	1,142	3,273	–	3,273
Net Finance Charges							(92)
Taxation							(248)
Profit for the Period							2,933

An analysis of the Group's turnover by geographical area is as follows:

in HK$ million	six months ended 30 June **2006**	2005
By geographical area		
Hong Kong	**11,041**	4,747
Mainland China	**11,121**	8,231
Japan	**236**	265
Others	**483**	394
	22,881	13,637

3 Profit from Consolidated Activities

The profit from consolidated activities is arrived at after crediting and charging:

	six months ended 30 June	
in HK$ million	***2006***	*2005*
Crediting		
Dividend income from unlisted other financial assets	**9**	99
Profit on disposal of other financial assets	**3**	–
Profit on disposal of subsidiary companies	**1,262**	360
Charging		
Cost of inventories sold	**11,384**	9,195
Depreciation of property, plant and equipment	**441**	358
Impairment losses on other financial assets	**1**	22
Amortisation of leasehold land	**27**	22

4 Net Finance Charges

	six months ended 30 June	
in HK$ million	**2006**	2005
Finance charges		
Interest expenses	**460**	277
Other finance charges	**22**	18
Amount capitalised	**(113)**	(37)
Fair value losses / (gains) on derivative financial instruments	**35**	(134)
	404	124
Finance income		
Interest income	**(89)**	(32)
	315	92

5 Taxation

Hong Kong profits tax is calculated at 17.5% (2005: 17.5%) on the estimated assessable profit for the period. Overseas taxation is calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations. Details as follows:

	six months ended 30 June	
in HK$ million	**2006**	2005
Current taxation		
Hong Kong profits tax	**98**	60
Overseas taxation	**163**	57
Deferred taxation		
Change in fair value of investment properties	**42**	126
Origination and reversal of other temporary difference	**25**	5
	328	248

6 Dividends

	six months ended 30 June	
in HK$ million	**2006**	2005
2005 Final dividend paid: HK$0.80 (2004: HK$0.80) per share	**1,755**	1,754
2006 Interim dividend proposed: HK$0.30 (2005: HK$0.30) per share	**658**	658
2006 Special dividend proposed: HK$0.30 (2005: HK$nil) per share	**658**	–
	1,316	658

7 Earnings per Share

The calculation of earnings per share is based on profit attributable to shareholders of HK$3,440 million (2005: HK$2,773 million).

The basic earnings per share is based on the weighted average number of 2,193,406,134 shares in issue during the period (2005: 2,192,285,022 shares in issue). The diluted earnings per share is based on 2,197,886,817 shares (2005: 2,195,109,006 shares) which is the weighted average number of shares in issue during the period plus the weighted average number of 4,480,683 shares (2005: 2,823,984 shares) deemed to be issued at no consideration if all outstanding options had been exercised.

8.1 Debtors, Accounts Receivable, Deposits and Prepayments

in HK$ million	**30 June 2006**	31 December 2005
Trade debtors		
Within 1 year	**1,842**	1,649
Over 1 year	**54**	45
	1,896	1,694
Accounts receivable, deposits and prepayments	**4,923**	3,997
	6,819	5,691

Note:

i) Trade debtors are net of provision and the ageing is classified based on invoice date.

ii) Each business units has a defined credit policy appropriate to its circumstances.

iii) The carrying amounts of debtors, accounts receivable, deposits and prepayments approximate their fair value.

iv) Accounts receivable, deposits and prepayments included derivative financial assets of HK$22 million (2005: HK$12 million).

8.2 Creditors, Accounts Payable, Deposits and Accruals

in HK$ million	**30 June 2006**	31 December 2005
Trade creditors		
Within 1 year	**2,341**	2,464
Over 1 year	**396**	214
	2,737	2,678
Accounts payable, deposits and accruals	**4,312**	3,950
	7,049	6,628

Note:

i) Accounts payable, deposits and accruals included derivative financial liabilities of HK$2 million (2005: HK$17 million).

ii) The carrying amounts of creditors, accounts payable, deposits and accruals approximate their fair value.

9 Post Balance Sheet Events

On 31 March 2006, the Company entered into the Sino Iron Acquisition Agreement and Balmoral Acquisition Agreement, to acquire magnetite ore mining rights in Australia at a consideration of US$215 million and US$200 million respectively. Details of the acquisitions are set out in the Company's circular to shareholders dated 8 May 2006. The acquisition under Sino Iron Acquisition Agreement was completed in July 2006.

On 8 June 2006, the Company, Air China Limited, China National Aviation Company Limited, Cathay Pacific Airways Limited and Swire Pacific Limited entered into the Restructuring Agreement. Details of the restructuring are set out in the Company's circular to shareholders dated 30 June 2006. The restructuring is expected to be completed by the end of August 2006.

Independent Review Report

Independent Review Report to the Board of Directors of CITIC Pacific Limited
(Incorporated in Hong Kong with limited liability)

Introduction

We have been instructed by the Company to review the interim financial report set out on pages 22 to 31.

Respective responsibilities of directors and auditors

The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Hong Kong Accounting Standard 34 'Interim Financial Reporting' issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 'Engagements to review interim financial reports' issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2006.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 21 August 2006

Statutory Disclosure

Dividend and Closure of Register

The Directors have declared an interim dividend of HK$0.30 (2005: HK$0.30) per share and a special dividend of HK$0.30 (2005: Nil) per share for the year ending 31 December 2006 payable on Friday, 15 September 2006 to shareholders whose names appear on the Register of Members of the Company on Wednesday, 13 September 2006. The Register of Members of the Company will be closed from Thursday, 7 September 2006 to Wednesday, 13 September 2006, both days inclusive, during which period no share transfer will be effected. In order to qualify for the interim dividend and the special dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Share Registrars, Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Wednesday, 6 September 2006.

Share Option Plan

Under the CITIC Pacific Share Incentive Plan 2000 ('the Plan') adopted on 31 May 2000, the Board may invite any director, executive or employee of the Company or any of its subsidiaries to subscribe for options over the Company's shares on payment of HK$1 per acceptance. The subscription price determined by the Board will be at least the higher of (i) the closing price of the Company's share as stated in the Hong Kong Stock Exchange's daily quotations sheet on the date of grant; (ii) the average closing price of the Company's share as stated in the Hong Kong Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant and (iii) the nominal value of the Company's shares. The maximum number of shares over which options may be granted under the Plan shall not exceed 10% of (i) the issued share capital of the Company from time to time or (ii) the issued share capital of the Company as at the date of adopting the Plan, whichever is the lower.

Since the adoption of the Plan, the Company have granted three lots of share options:

date of grant	number of share options	exercise price HK$
28 May 2002	11,550,000	18.20
1 November 2004	12,780,000	19.90
20 June 2006	15,930,000	22.10

All options granted and accepted can be exercised in whole or in part within 5 years from the date of grant. The closing price of the Company's shares immediately before the grant on 20 June 2006 was HK$22.50.

None of the share options granted under the Plan were cancelled or lapsed during the six months ended 30 June 2006. A summary of the movements during the six months ended 30 June 2006 of the share options is as follows:

A. Directors of the Company

name of director	date of grant	exercise price HK$	number of share options: balance as at 1.1.06	granted during the 6 months ended 30.6.06	exercised during the 6 months ended 30.6.06	balance as at 30.6.06	percentage of issued share capital %
Larry Yung Chi Kin	28.5.02	18.2	2,000,000	–	–	2,000,000	
	1.11.04	19.9	2,000,000	–	–	2,000,000	
	5.12.05	20.5	100,000,000 *(Note 1)*	–	–	100,000,000	
	20.6.06	22.1	–	2,000,000	–	2,000,000	
						106,000,000	4.835
Henry Fan Hung Ling	20.6.06	22.1	–	1,600,000	1,600,000 *(Note 2)*	–	–
Peter Lee Chung Hing	28.5.02	18.2	1,000,000	–	–	1,000,000	
	1.11.04	19.9	1,000,000	–	–	1,000,000	
	20.6.06	22.1	–	1,200,000	–	1,200,000	
						3,200,000	0.146
Norman Yuen Kee Tong	28.5.02	18.2	500,000	–	–	500,000	
	1.11.04	19.9	500,000	–	–	500,000	
	20.6.06	22.1	–	500,000	–	500,000	
						1,500,000	0.068
Vernon Francis Moore	28.5.02	18.2	1,000,000	–	–	1,000,000	
	1.11.04	19.9	1,000,000	–	–	1,000,000	
	20.6.06	22.1	–	700,000	–	700,000	
						2,700,000	0.123
Yao Jinrong	28.5.02	18.2	300,000	–	–	*(Note 3)*	*(Note 3)*
	1.11.04	19.9	500,000	–	–		
Li Shilin	28.5.02	18.2	300,000	–	–	300,000	0.014
Carl Yung Ming Jie	28.5.02	18.2	300,000	–	–	300,000	
	1.11.04	19.9	500,000	–	–	500,000	
	20.6.06	22.1	–	600,000	–	600,000	
						1,400,000	0.064
Liu Jifu	28.5.02	18.2	300,000	–	–	300,000	
	1.11.04	19.9	500,000	–	–	500,000	
	20.6.06	22.1	–	700,000	–	700,000	
						1,500,000	0.068

name of director	date of grant	exercise price HK$	number of share options: balance as at 1.1.06	granted during the 6 months ended 30.6.06	exercised during the 6 months ended 30.6.06	balance as at 30.6.06	percentage of issued share capital %
Leslie Chang Li Hsien	28.5.02	18.2	300,000	–	–	300,000	
	1.11.04	19.9	500,000	–	–	500,000	
	20.6.06	22.1	–	800,000	–	800,000	
						1,600,000	0.073
Chau Chi Yin	28.5.02	18.2	300,000 *(Note 4)*	–	–	300,000	
	1.11.04	19.9	500,000 *(Note 4)*	–	–	500,000	
	20.6.06	22.1	– *(Note 4)*	800,000	–	800,000	
						1,600,000	0.073
Milton Law Ming To	28.5.02	18.2	250,000 *(Note 4)*	–	–	250,000	
	1.11.04	19.9	500,000 *(Note 4)*	–	–	500,000	
	20.6.06	22.1	– *(Note 4)*	800,000	–	800,000	
						1,550,000	0.071
Wang Ande	1.11.04	19.9	200,000 *(Note 4)*	–	–	200,000	
	20.6.06	22.1	– *(Note 4)*	500,000	–	500,000	
						700,000	0.032

Note:

1. *These share options were granted by CITIC Hong Kong (Holdings) Limited, a substantial shareholder of the Company, and can be exercised during the period from 5 December 2008 to 4 December 2010.*
2. *The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised was HK$22.50.*
3. *The Director resigned as a director on 1 April 2006. During the period from 1 January 2006 to 1 April 2006, the Director has not exercised any of his share options and his holding as at 30 June 2006 has been included under Section B below.*
4. *Messrs Chau Chi Yin, Milton Law Ming To and Wang Ande were appointed as director of the Company on 1 April 2006. Thus, this is in respect of the balance as of 1 April 2006.*

B. Employees of the Company working under continuous contracts (as defined in the Employment Ordinance), other than the Directors

date of grant	exercise price HK$	number of share options: balance as at 1.1.06	granted during the 6 months ended 30.6.06	exercised during the 6 months ended 30.6.06 *(Note 5)*	balance as at 30.6.06
28.5.02	18.2	1,850,000	–	910,000	940,000
1.11.04	19.9	3,570,000	–	150,000	3,420,000
20.6.06	22.1	–	5,730,000	–	5,730,000

Note:

5. *The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised was HK$24.27.*

C. Others

date of grant	exercise price HK$	number of share options: balance as at 1.1.06 *(Note 6)*	exercised during the 6 months ended 30.6.06 *(Note 7)*	balance as at 30.6.06
28.5.02	18.2	300,000	190,000	110,000
1.11.04	19.9	200,000	–	200,000

Note:

6. These are in respect of options granted to former employees under continuous contracts, who had subsequently retired.

7. The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised was HK$22.22.

The fair value of an option on one CITIC Pacific share granted in the current period measured as at the date of grant of 20 June 2006 was HK$3.92 based on the following assumptions using the Binomial Model:

- Taking into account the probability of early exercise behaviour, the average expected term of the grant was determined to be 3.93 years
- Expected volatility of CITIC Pacific's share price at 25% per annum (based on historical movements of share prices over last 4 years)
- Expected annual dividend yield of 5% (based on historical dividend payments)
- Rate of eligible grantees leaving service assumed at 1% per annum
- Early exercise assumption for option holders to exercise their options when the share price is at least 150% of the exercise price
- Risk-free interest rate of 4.69% per annum (based on linearly interpolated yields of the Hong Kong Exchange Fund Notes as at the grant date)

The result of the Binomial Model can be materially affected by changes in these assumptions so an option's actual value may differ from the estimated fair value of the options due to limitations of the Model.

All the options forfeited before expiry of the Plan will be treated as lapsed options which will not be added back to the number of shares available to be issued under the Plan.

The total expense recognised in the Company's profit and loss account for the period ended 30 June 2006 in respect of the grant of the aforesaid 15,930,000 options is HK$62,445,600.

Directors' Interests in Securities

The interests of the Directors in shares of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ('SFO')) as at 30 June 2006 as recorded in the register required to be kept under section 352 of the SFO were as follows:

1. Shares in the Company and Associated Corporations

	number of shares				
	personal interests	corporate interests	family interests	trusts and similar interests	percentage to the issued share capital %
CITIC Pacific Limited					
Larry Yung Chi Kin		400,381,000			18.261
Henry Fan Hung Ling		3,000,000 *(Note 1)*		45,000,000 *(Note 2)*	2.189
Peter Lee Chung Hing	500,000				0.023
Norman Yuen Kee Tong	33,000				0.002
Vernon Francis Moore				3,200,000	0.146
Liu Jifu	40,000				0.002
Leslie Chang Li Hsien	30,000				0.001
Chau Chi Yin	236,000				0.011
Milton Law Ming To	3,000				0.0001
Wang Ande	50,000				0.002
Hansen Loh Chung Hon	1,050,000	500,000 *(Note 3)*	500,000 *(Note 3)*		0.071
André Desmarais		105,230,000 *(Note 4)*	75,000		4.803
Peter Kruyt (alternate director to Mr. André Desmarais)	34,100				0.002
Cathay Pacific Airways Limited					
Hansen Loh Chung Hon	450,000				0.013

Notes:

1. *Out of the 3,000,000 shares of corporate interests, 1,200,000 shares were allotted and issued to the relevant Director on 17 July 2006 pursuant to share options exercised before 30 June 2006.*
2. *Out of the 45,000,000 shares of trusts and similar interests, 400,000 shares were allotted and issued to the relevant Director on 17 July 2006 pursuant to share options exercised before 30 June 2006.*
3. *The corporate interests and the family interests of the relevant Director duplicate each other as the 500,000 shares are held through a company in which the relevant Director and his family are interested.*
4. *Out of 105,230,000 shares, 5,000,000 shares are held by a corporation controlled by the relevant Director and 100,230,000 shares are held indirectly by a corporation of which the relevant Director is the President and Co-Chief Executive Officer.*

2. Share Options in the Company

The interests of the Directors in the share options (being regarded as unlisted physically settled equity derivatives) of the Company are stated in detail in the preceding section of Share Option Plan.

3. Share Options in an associated corporation, CITIC Capital Holdings Limited

		number of share options				
name of director	date of grant	balance as at 1.1.06	granted during the 6 months ended 30.6.06	lapsed / cancelled / exercised during the 6 months ended 30.6.06	balance as at 30.6.06	percentage of issued share capital %
Peter Lee Chung Hing	2.3.05	15,000	–	–	25,000	0.089
	4.4.06	–	10,000			
Vernon Francis Moore	2.3.05	15,000	–	–	25,000	0.089
	4.4.06	–	10,000			
Leslie Chang Li Hsien	2.3.05	15,000	–	–	25,000	0.089
	4.4.06	–	10,000			

Save as disclosed above, as at 30 June 2006, none of the Directors of the Company had nor were they taken to or deemed to have, under Part XV of the SFO, any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations or any interests which are required to be entered into the register kept by the Company pursuant to section 352 of the SFO or any interests which are required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ('Listing Rules').

Substantial Shareholders

As at 30 June 2006, the interests of the substantial shareholders, other than the Directors of the Company or their respective associate(s), in the shares of the Company as recorded in the register of interests in shares and short positions required to be kept under section 336 of the SFO were as follows:

name	number of shares of the Company	percentage to the issued share capital %
CITIC Group	635,919,285	29.004
CITIC Hong Kong (Holdings) Limited ('CITIC HK')	635,919,285	29.004
Heedon Corporation	496,386,285	22.640
Honpville Corporation	310,988,221	14.184

CITIC HK is a substantial shareholder of the Company indirectly through the following wholly owned subsidiary companies:

name of subsidiary companies of CITIC HK	number of shares of the Company	percentage to the issued share capital %
Affluence Limited	46,089,000	2.102
Winton Corp.	30,718,000	1.401
Westminster Investment Inc.	101,960,000	4.650
Jetway Corp.	20,462,000	0.933
Cordia Corporation	32,258,064	1.471
Honpville Corporation	310,988,221	14.184
Hainsworth Limited	83,444,000	3.806
Southpoint Enterprises Inc.	10,000,000	0.456
Raymondford Company Limited	2,823,000	0.129

Each of Affluence Limited, Winton Corp., Westminster Investment Inc., Jetway Corp., Cordia Corporation, Honpville Corporation, Hainsworth Limited, Southpoint Enterprises Inc. and Raymondford Company Limited holds the shares of the Company beneficially. Accordingly, Honpville Corporation is a substantial shareholder of the Company.

CITIC Group is the direct holding company of CITIC HK. CITIC HK is the direct holding company of Heedon Corporation, Hainsworth Limited, Affluence Limited and Barnsley Investments Limited. Heedon Corporation is the direct holding company of Winton Corp., Westminster Investment Inc., Jetway Corp., Kotron Company Ltd. and Honpville Corporation and Kotron Company Ltd. is the direct holding company of Cordia Corporation. Affluence Limited is the direct holding company of Man Yick Corporation which is the direct holding company of Raymondford Company Limited. Barnsley Investments Limited is the direct holding company of Southpoint Enterprises Inc. Accordingly, the interests of CITIC Group in the Company duplicate the interests of CITIC HK in the Company. The interests of CITIC HK in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Heedon Corporation in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Affluence Limited in the Company duplicate the interests in the Company of its direct subsidiary company as described above. The interests of Man Yick Corporation in the Company duplicate the interests in the Company of its direct subsidiary company as described above. The interests of Barnsley Investments Limited in the Company duplicate the interests in the Company of its direct subsidiary company as described above and the interests of Kotron Company Ltd. in the Company duplicate the interests in the Company of its direct subsidiary company as described above.

Share Capital

During the six months ended 30 June 2006, the Company made the following repurchases of its own shares on the Hong Kong Stock Exchange for purpose of enhancing its earnings per share:

month/year	number of shares repurchased	price per share highest (HK$)	price per share lowest (HK$)	aggregate price paid (HK$)
June 2006	1,627,000	22.00	21.50	35,402,100

These repurchased shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium payable on repurchase was charged against retained profit. An amount equivalent to the nominal value of the shares cancelled of approximately HK$1 million was transferred from retained profit to capital redemption reserve.

Save as disclosed above, neither the Company nor any of its subsidiary companies has purchased or sold any of the Company's shares during the six months ended 30 June 2006 and the Company has not redeemed any of its shares during the period ended 30 June 2006.

Continuing Disclosure Requirements under Rule 13.22 of the Listing Rules

The Company has included a proforma combined balance sheet of the relevant affiliated companies as required therein under Rule 13.22 of the Listing Rules. Affiliated companies include associated companies and jointly controlled entities.

Proforma Combined Balance Sheet of Affiliated Companies

in HK$ million	Group's attributable interest as at 30 June 2006
Fixed Assets	4,847
Jointly Controlled Entities	477
Investments	38
Intangible Assets	4
Pension Assets	23
Deferred Expenses	20
Derivative Assets	9
Long Term Receivable	2,001
Net Current Assets	237
Total Assets Less Current Liabilities	7,656
Long Term Borrowings	(1,097)
Deferred Tax Liabilities	(141)
Loans from Shareholders	(4,745)
	1,673

Corporate Governance

CITIC Pacific is committed to ensuring high standards of corporate governance and first class business practices. The Board believes that good corporate governance practices are increasingly important for maintaining and promoting investor confidence. Details of our corporate governance practices can be found on page 55 of the 2005 annual report and the Company's website www.citicpacific.com.

Throughout the six months ended 30 June 2006, CITIC Pacific has complied with all code provisions in the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules.

The Audit Committee has reviewed the Interim Report with management and the Company's internal and external auditors and recommended its adoption by the Board.

The Interim Accounts, which are prepared in accordance with HKAS 34 'Interim Financial Reporting', have been reviewed by the Company's independent auditors PricewaterhouseCoopers in accordance with the Auditing Standard SAS 700 'Engagements To Review Interim Financial Reports'.

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Companies ('Model Code') contained in Appendix 10 of the Listing Rules. Having made specific enquiry, all Directors have complied with the required standard set out in the Model Code throughout the six months ended 30 June 2006.

Definition of Terms

Terms

Capital employed	Shareholders' funds + total debt
Cash contributed from all businesses	Cash inflow to CITIC Pacific Ltd. from its subsidiary companies, jointly controlled entities, associated companies and other investments
Total debt	Short term and long term loans, notes and bonds
Net debt	Total debt less cash and bank deposits
Total capital	Shareholders' funds + net debt
EBITDA	Net profit less interest expense, taxation, depreciation and amortisation
Contribution	A business's after tax profit that contributes to unallocated central interest, overhead and goodwill

Ratios

Earnings per share

$$= \frac{\text{Profit attributable to shareholders}}{\text{Weighted average number of shares (by days) in issue for the year}}$$

Shareholders' funds per share

$$= \frac{\text{Shareholders' funds}}{\text{Total issued and fully paid shares at end of the year}}$$

Leverage

$$= \frac{\text{Net debt}}{\text{Total capital}}$$

Cashflow per share

$$= \frac{\text{Cash contributed from all businesses}}{\text{Total issued and fully paid shares at end of the year}}$$

Interest cover

$$= \frac{\text{EBITDA}}{\text{Interest expense}}$$

Corporate Information

Headquarters and Registered Office

32nd Floor, CITIC Tower, 1 Tim Mei Avenue,
Central, Hong Kong
Telephone: 2820 2111 Fax: 2877 2771

Website

www.citicpacific.com contains a description of CITIC Pacific's business, copies of both the full and summary financial reports to shareholders, announcements, press releases and other information.

Stock Codes

The Stock Exchange of Hong Kong: 0267
Bloomberg: 267 HK
Reuters: 0267.HK
American Depositary Receipts: CTPCY
CUSIP Reference No: 17304K102

Share Registrars

Shareholders should contact our Registrars, Tengis Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong on 2980 1333, or by fax: 2810 8185, on matters such as transfer of shares, change of name or address, or loss of share certificates.

Annual and Interim Reports

Shareholders may obtain printed copies of annual and interim reports from the Registrars. Others should contact the Company Secretary on 2820 2111 or fax: 2877 2771 or at contact@citicpacific.com for a printed report.

Investor Relations

Investors, shareholders and research analysts may contact the Investor Relations Department by telephone at 2820 2004, by fax: 2522 5259 or at investor.relations@citicpacific.com.

Financial Calendar

Closure of Register:	7 September 2006 to 13 September 2006
Interim Dividend and Special Dividend payable:	15 September 2006

Shareholders may choose to receive the Interim Report in printed form, or may also choose to rely on the Interim Report posted on the Company's website. Shareholders may change their choice on these matters by writing to the Company's Share Registrars.

Shareholders have already and have difficulty in gaining access to these documents, they will, promptly upon request to the Company's Share Registrars, be sent printed copies free of charge.

Non-shareholders are requested to write to the Company Secretary, CITIC Pacific Ltd., 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong, or by fax: 2877 2771 or by email: contact@citicpacific.com.

CITIC Pacific Ltd
32/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111   Fax: 2877 2771
www.citicpacific.com

Stock Code: 0267

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st August, 2006

RECEIVED
2006 SEP 21 A 8:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai — Tel No.: 2820-2111
(Name of Responsible Official)

Date : 6th September, 2006

(A) **Information on Types of Listed Equity Securities :**
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. ✓ Other classes of shares : please specify : shares
4. Warrants : please specify :

(B) **Movement in Authorised Share Capital:**

	No. of ~~ordinary~~ shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date):)	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) **Movement in Issued Share Capital:**

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,194,143,160	--	---
Increase/(Decrease) during the month	---	--	---
Balance at close of the month :	2,194,143,160	--	---

(D) **Details of Movement :**

* please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.________ Exercise price: HK$ ______ 2.________ Exercise price: HK$ ______	Please refer to the attached sheet.					--
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.________ Subscription price: HK$ ______ 2.________ Subscription price: HK$ ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
________ Convertible price: HK$______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						Nil

Remarks : ____________________________

Authorised Signatory:

Name : Alice Tso Mun Wai
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

...2/2

(D) Details of Movement :

SHARE OPTIONS Type	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$18.20	7,800,000	--	--	--	7,800,000	Nil
2. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$19.90	10,820,000	--	--	--	10,820,000	Nil
3. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$22.10	14,330,000	--	--	--	14,330,000	Nil